General Meeting 2007
Agenda



Deutsche Bank

Content

Agenda

We take pleasure in inviting our shareholders to the Ordinary General Meeting in the Festhalle, Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main convened for Thursday, May 24, 2007, 10 a.m.

01 // PRESENTATION OF THE ESTABLISHED ANNUAL FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT FOR THE 2006 FINANCIAL YEAR, WITH THE REPORT OF THE SUPER- VISORY BOARD, PRESENTATION OF THE APPROVED CONSOLIDATED FINANCIAL STATEMENTS WITH THE RELATED MANAGEMENT REPORT (ACCORDING TO U.S. GAAP) FOR THE 2006 FINANCIAL YEAR

02 // APPROPRIATION OF DISTRIBUTABLE PROFIT
Management Board and Supervisory Board propose that the distributable profit of € 2,099,072,036.00 be used for payment of a dividend of € 4.00 per no par value share on the 524,768,009 no par value shares eligible for payment of a dividend. In so far as own shares exist on the day of the General Meeting, the proposed resolution will be modified to the effect that the respective amounts be carried forward to new account.

03 // RATIFICATION OF THE ACTS OF MANAGEMENT OF THE MANAGEMENT BOARD FOR THE 2006 FINANCIAL YEAR
Management Board and Supervisory Board propose that the acts of management be ratified.

04 // RATIFICATION OF THE ACTS OF MANAGEMENT OF THE SUPERVISORY BOARD FOR THE 2006 FINANCIAL YEAR
Management Board and Supervisory Board propose that the acts of management be ratified.

05 // ELECTION OF THE AUDITOR FOR THE 2007 FINANCIAL YEAR, INTERIM ACCOUNT
The Supervisory Board proposes the following resolution:

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, is appointed auditor for the 2007 financial year.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, is also appointed auditor for the limited review of the condensed financial statements and the interim management report (§§ 37w (5), 37y No. 2 Securities Trading Act) as at June 30, 2007, and the consolidated interim financial statements (§ 340i (4) German Commercial Code) prepared before the Ordinary General Meeting in 2008.

06 // AUTHORIZATION TO ACQUIRE OWN SHARES FOR TRADING PURPOSES (§ 71 (1) NO. 7 STOCK CORPORATION ACT)
Management Board and Supervisory Board propose the following resolution:

The company is authorized to buy and sell, for the purpose of securities trading, its own shares on or before October 31, 2008, at prices which do not exceed or fall short of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days by more than 10 per cent. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5 per cent of the share capital of Deutsche Bank AG. The presently existing authorization given by the General Meeting on June 1, 2006, and valid until October 31, 2007, to purchase own shares for trading purposes will be cancelled with effect from the coming into force of the new authorization.

07 // AUTHORIZATION TO ACQUIRE OWN SHARES PURSUANT TO § 71 (1) NO. 8 STOCK CORPORATION ACT AS WELL AS FOR THEIR USE

Management Board and Supervisory Board propose the following resolution:

The company is authorized to buy, on or before October 31, 2008, its own shares in a total volume of up to 10 per cent of the present share capital. Together with its own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company's possession or attributable to the company pursuant to §§ 71a ff. Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10 per cent of the company's share capital. The own shares may be bought through a stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through a stock exchange may not exceed by more than 10 per cent or fall short by more than 20 per cent of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not exceed by more than 15 per cent or fall short by more than 10 per cent of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company's shares offered for purchase per shareholder may be provided for.

The Management Board is authorized to dispose, with the Supervisory Board's consent, of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to § 71 (1) No. 8 Stock Corporation Act in a way other than through the stock exchange or by an offer to all shareholders, provided this is done against contribution in kind and excluding shareholders' pre-emptive rights for the purpose of acquiring companies or shareholdings in companies. In addition, the Management Board is authorized, in case it disposes of acquired own shares by offer to all shareholders, to grant to the holders of the warrants, convertible bonds and convertible participatory rights issued by the company pre-emptive rights to the extent to which they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders' pre-emptive rights are excluded for these cases and to this extent. The Management Board is also authorized to exclude shareholders' pre-emptive rights in so far as the shares are to be used for the issue of staff shares to employees and retired employees of the company and of companies related to it, or in so far as they are to be used to service option rights on and/or rights or duties to purchase shares of the company granted to employees of the company and of companies related to it.

Furthermore, the Management Board is authorized to sell the shares to third parties against cash payment with the exclusion of shareholders' pre-emptive rights if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. This authorization may be utilized only if it has been ensured that the number of shares sold on the basis of this authorization together with shares issued from authorized capital with the exclusion of shareholders' pre-emptive rights pursuant to § 186 (3) sentence 4 Stock Corporation Act does not exceed 10 per cent of the company's share capital at the time of the issue and/or sale of shares.

The Management Board is also authorized to cancel shares acquired on the basis of this authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

The presently existing authorization given by the General Meeting on June 1, 2006, and valid until October 31, 2007, to purchase own shares will be cancelled with effect from the time when the new authorization comes into force.

08 // AUTHORIZATION TO USE DERIVATIVES WITHIN THE FRAMEWORK OF THE PURCHASE OF OWN SHARES PURSUANT TO § 71 (1) NO. 8 STOCK CORPORATION ACT

Management Board and Supervisory Board propose the following resolution:

The purchase of shares under the authorization to purchase own shares to be resolved under Agenda Item 7 may be executed, apart from in the ways described there, with the use of put and call options. The company may sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5 per cent of the actual share capital at the time of the resolution by the General Meeting on this authorization. The maturities of the options must end no later than on October 31, 2008.

The purchase price to be paid for the shares upon exercise of the options may not exceed by more than 10 per cent or fall short by more than 10 per cent of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective option transaction in each case excluding ancillary purchase costs, but taking into account the option premium received or paid.

The rules established for Agenda Item 7 apply to the sale and cancellation of shares acquired with the use of derivatives.

09 // ELECTION TO THE SUPERVISORY BOARD

With effect from July 15, 2006, Professor Dr. Dr. h.c. Paul Kirchhof stepped down from his office as member of the Supervisory Board of Deutsche Bank AG; by resolution of the Frankfurt am Main Local Court of July 5, 2006, Dr. Theo Siegert was appointed member of the Supervisory Board in his place with effect from July 16, 2006, for the period until the end of the Ordinary General Meeting in 2007.

The Supervisory Board now proposes that

Dr. Theo Siegert, Düsseldorf,
Partner and Managing Director in de Haen Carstanjen & Söhne,

be elected to the Supervisory Board pursuant to § 9 (1) sentence 2 of the Articles of Association for the period until the end of the General Meeting which resolves on ratification of the acts of management for the 2011 financial year.

The Supervisory Board also proposes that

Mr. Dieter Berg, Managing Director of Robert Bosch Stiftung GmbH, Stuttgart,

and

Thomas Schulz, Head of the Main Secretariat of DaimlerChrysler AG, Stuttgart,

be elected substitute members for Dr. Siegert, to replace him in the above order if Dr. Siegert steps down, and, in so far as they have this function for other members of the Supervisory Board, to resume their position as substitute members if the General Meeting holds a new election for this Supervisory Board position after they have joined the Supervisory Board.

Pursuant to §§ 96 (1), 101 (1) Stock Corporation Act and § 7 (1) sentence 1 No. 3 Act concerning Co-Determination by Employees dated May 4, 1976, the Supervisory Board consists of ten members for the shareholders and ten members for the employees. In electing shareholder representatives, the General Meeting is not bound by election proposals.

Dr. Siegert is a member of the following Supervisory Boards to be formed by law:
ERGO AG, Düsseldorf; Merck KGaA, Darmstadt.

He is also a member of the following comparable foreign supervisory body:
Board of Directors of DKSH Holding AG, Zürich, Switzerland.

10 // RESOLUTION PURSUANT TO § 244 STOCK CORPORATION ACT CONFIRMING THE RESOLUTION RE AGENDA ITEM 8 (ELECTION TO THE SUPERVISORY BOARD) TAKEN BY THE GENERAL MEETING ON JUNE 1, 2006

The Supervisory Board proposes the following resolution:

The General Meeting confirms the resolution adopted under Agenda Item 8 of the General Meeting on June 1, 2006, in so far as it affects the election of Dr. Börsig to the Supervisory Board. With respect to the election of Dr. Börsig, the resolution has the following wording:

"8. Election to the Supervisory Board

With effect from the end of May 3, 2006, Dr. Rolf-E. Breuer has resigned from his mandate as member of the Supervisory Board of Deutsche Bank AG. It is possible that a new member will be appointed by court resolution for the period until the end of the General Meeting.

With effect from the end of this General Meeting, Dipl.-Ing. Albrecht Woeste has resigned from his mandate as member of the Supervisory Board of Deutsche Bank AG.

The Supervisory Board now proposes that

Dr. Clemens Börsig, presently member of the Management Board of Deutsche Bank AG, Frankfurt am Main, and ….

be elected to the Supervisory Board for the remainder of the term of office, i.e. for the period until the end of the General Meeting that resolves on the ratification of the acts of management for the 2007 financial year.

The Supervisory Board also proposes that

Mr. Dieter Berg, Managing Director of Robert Bosch Stiftung GmbH, Stuttgart,

and

Mr. Lutz Wittig, Head of the Main Secretariat of DaimlerChrysler AG, Stuttgart,

be elected substitute members for Dr. Börsig and Mr. Lévy, to replace them in the above order if one of the gentlemen steps down, and, in so far as they have this function for other members of the Supervisory Board, to resume their position as substitute members if the General Meeting holds a new election for this Supervisory Board position after they have joined the Supervisory Board.

Pursuant to §§ 96 (1), 101 (1) Stock Corporation Act and § 7 (1) sentence 1 No. 3 Act concerning Co-Determination by Employees dated May 4, 1976, the Supervisory Board consists of ten members for the shareholders and ten members for the employees. In electing shareholder representatives, the General Meeting is not bound by election proposals. It is planned that Dr. Börsig shall take the Chair of the Supervisory Board. This appears sensible and advisable from the standpoint of the Supervisory Board because the Supervisory Board, for the control of such a complex company, needs the prominent participation of someone particularly familiar with the situation in order to be able to control the work of the Management Board effectively and objectively.

Dr. Börsig is member of the following Supervisory Board to be formed by law:
– Heidelberger Druckmaschinen AG

He is also a member of the following comparable foreign supervisory body:
– Board of Directors of Foreign & Colonial Eurotrust Plc, United Kingdom."

Further to the still valid information in the resolution quoted above, the details of mandates are updated as follows:

At the present time and/or at the time of the Annual General Meeting, Dr. Börsig is member of the following Supervisory Boards to be formed by law:

Bayer AG, Leverkusen (proposed to the General Meeting on April 27, 2007, for election to the Supervisory Board); DaimlerChrysler AG, Stuttgart (proposed to the General Meeting on April 4, 2007, for election to the Supervisory Board); Deutsche Lufthansa AG, Cologne; Heidelberger Druckmaschinen AG, Heidelberg (until March 31, 2007); Linde AG, Wiesbaden.

He is also a member of the following comparable foreign supervisory body:
– Board of Directors of Foreign & Colonial Eurotrust Plc, United Kingdom (until December 13, 2007)

11 // RESOLUTION ON AN AMENDMENT TO § 14 OF THE ARTICLES OF ASSOCIATION CONCERNING THE REMUNERATION OF THE SUPERVISORY BOARD

Management Board and Supervisory Board propose that the remuneration of the Supervisory Board be adjusted. The principal reason for this is the strongly intensified control and advisory activity in a complex financial services company which operates worldwide. Requirements of the German Corporate Governance Code must be observed as hitherto.

Against this background, it is proposed first and foremost that the mark-ups for special functions on the Supervisory Board be increased. Work on committees, which have a particularly important function at a bank, has increased strongly owing to the heightened requirements and the greater frequency of meetings and should be more substantially rewarded. The mark-ups for membership of the committees are therefore to be increased from 25 per cent to 100 per cent and those for the chair on committees from 50 per cent and 75 per cent to 200 per cent. The Supervisory Board Chairman shall in future receive four times the remuneration of a simple member of the Supervisory Board. This factor also constitutes at the same time a ceiling to be newly introduced on the remuneration of the Supervisory Board Chairman. The ceiling reduces the multiplier for the Supervisory Board Chairman, which was 4.25 on the basis of the present arrangement in the Articles of Association, which means that he does not benefit from the increase in the mark-ups.

At the same time, the fixed remuneration is to be increased from € 30,000 to € 60,000. To keep the level of a simple Supervisory Board member's remuneration stable in total, it is also proposed that the dividend-related remuneration be roughly halved by reducing the factor and increasing the threshold to € 1.00. This will reduce the leverage effect in the case of future dividend increases. Finally, the long-term component, which has so far been oriented to the development of the share prices of an international peer group, is to be replaced by remuneration oriented to the diluted earnings per share (average of the previous three years) with a high threshold in order to link the long-term remuneration to Group profits. This is intended to give this component a stronger weighting, the objective being to achieve a roughly equal ratio between dividend-related remuneration and remuneration oriented to long-term results.

The present sub-paragraphs (1) to (3) of § 14 of the Articles of Association are to be replaced by the following new sub-paragraphs (1) and (2) and the present sub-paragraph (5), which now becomes sub-paragraph (4) is to be adjusted with respect to the regulation on rounding.

Supervisory Board and Management Board therefore propose the following resolution:

"(1) The members of the Supervisory Board receive for the first time for the 2007 financial year, in addition to reimbursement of their cash expenses and of turnover tax to be borne by them in connection with their work on the Supervisory Board, a fixed remuneration payable upon expiration of the financial year in the amount of € 60,000 for each simple member. They also receive for the financial year ended a remuneration of € 100 each for each € 0.01 in dividend distributed in excess of € 1.00 per share. The members of the Supervisory Board also receive annual remuneration linked to the company's long-term profit in the amount of € 100 each for each € 0.01 by which the average earnings per share (diluted) reported for the Group in the company's Financial Report in accordance with the accounting principles to be applied in each case on the basis of the net income figures for the three previous financial years exceed the amount of € 4.00. The

Supervisory Board Chairman receives four times, his Deputy one and a half times the stated amounts.

(2) The amounts pursuant to sub-paragraph (1) sentences 1, 2 and 3 increase by 100 per cent for each membership in a Committee of the Supervisory Board. For the Chair of a Committee, the rate of increment is 200 per cent. Sentences 1 and 2 do not apply to the Committee formed pursuant to § 27 (3) Co-determination Act. For the Chairman of the Supervisory Board, the remuneration for his entire work on the Supervisory Board amounts to a maximum of four times the total remuneration pursuant to sub-paragraph (1) sentences 1 to 3."

"(4) Changes on the Supervisory Board and/or its committees are taken into account with respect to remuneration in proportion to the term of office, with parts of months being rounded up to full months."

The present sub-paragraphs (4) and (6) become sub-paragraphs (3) and (5).

12 // RESOLUTION ON AN AMENDMENT TO § 3 OF THE ARTICLES OF ASSOCIATION AUTHORIZING THE ELECTRONIC COMMUNICATION OF INFORMATION TO SHAREHOLDERS

Pursuant to § 30b (3) Securities Trading Act in the version valid since January 20, 2007, the communication of information by the company to shareholders by way of electronic teletransmission requires, among other things, the prior approval of the General Meeting, in addition to the approval of the shareholder concerned. This new regulation applies pursuant to § 46 (3) Securities Trading Act to information communicated after December 31, 2007.

In future, Deutsche Bank AG would also like to have the possibility of communicating by electronic media with shareholders who so desire.

Management Board and Supervisory Board therefore propose the following resolution:

a) The General Meeting approves the communication of information to the owners of admitted securities by the company by way of data teletransmission.
b) In § 3 of the Articles of Association, the present text becomes sub-paragraph 1 and the following text is inserted as sub-paragraph 2:
"(2) Information to the owners of admitted securities may also be communicated by way of data teletransmission."

13 // RESOLUTION ON THE AMENDMENT OF § 8 OF THE ARTICLES OF ASSOCIATION ON THE REORGANIZATION OF THE ADVISORY BODIES

The hitherto single Advisory Board is to be replaced worldwide by advisory boards in important economic regions and in future the Supervisory Board is to be informed only once a year on their composition.
Management Board and Supervisory Board therefore propose the following resolution:

"§ 8 of the Articles of Association is re-worded to read as follows:

For the purpose of closer contact and business consultation with trade and industry, the Management Board may form regional Advisory Boards and Regional Advisory Councils, lay down rules of procedure for their business and fix the remuneration of their members. The Supervisory Board shall be informed once a year of any changes in the membership of the Advisory Boards and the Regional Advisory Councils."

14 // CREATION OF NEW AUTHORIZED CAPITAL (WITH THE POSSIBILITY OF EXCLUDING SHAREHOLDERS' PRE-EMPTIVE RIGHTS PURSUANT TO § 186 (3) SENTENCE 4 STOCK CORPORATION ACT) AND AMENDMENT TO THE ARTICLES OF ASSOCIATION

Management Board and Supervisory Board propose the following resolution:

a) The Management Board is authorized to increase the share capital on or before April 30, 2012, with the consent of the Supervisory Board, once or more than once, by up to a total of EUR 85,000,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders' pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by Deutsche Bank Aktiengesellschaft and its subsidiaries pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights in full with the consent of the Supervisory Board if the issue price of the new shares is not significantly lower than the quoted price of the shares already listed at the time of the final determination of the issue price.

b) In § 4 of the Articles of Association, the present sub-paragraph (5) is deleted, as the period for the use of the authorized capital regulated there has expired.

The present sub-paragraphs (6) to (11) become sub-paragraphs (5) to (10) in unchanged sequence and the following new sub-paragraph (11) is added:

"(11) The Management Board is authorized to increase the share capital on or before April 30, 2012, with the consent of the Supervisory Board, once or more than once, by up to a total of EUR 85,000,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders' pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by Deutsche Bank Aktiengesellschaft and its subsidiaries pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights in full with the consent of the Supervisory Board if the issue price of the new shares is not significantly lower than the quoted price of the shares already listed at the time of the final determination of the issue price."

AD ITEMS 7 AND 8
REPORT OF THE MANAGEMENT BOARD PURSUANT TO § 71 (1) NO. 8 IN CONJUNCTION WITH § 186 (4) STOCK CORPORATION ACT

In Item 7 of the Agenda, Deutsche Bank AG is authorized to purchase its own shares; Item 8 of the Agenda regulates the possibility of purchasing own shares with the help of derivatives.

The use of put and call options for the purchase of own shares gives the company the possibility of optimizing a buyback. It is only intended, as shown by the specific limitation to 5 per cent of share capital, to broaden the range of instruments available for share buybacks. Both the regulations governing the structure of the options and the regulations governing the shares suitable for delivery ensure that full account is also taken of the principle of equal treatment of shareholders in this form of purchase.

The possibility of re-selling own shares enables them to be used for the renewed procurement of capital. Besides sale through the stock exchange or by offer to all shareholders – both of which would ensure equal treatment of shareholders under the legal definition – the proposed resolution also provides that the own shares are at the company's disposal to be offered as consideration for the acquisition of companies or shareholdings in companies subject to the exclusion of shareholders' pre-emptive rights. This is intended to enable the company to react quickly and successfully on national and international markets to advantageous offers or to other opportunities to acquire companies or shareholdings in companies. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. This authorization takes account of that.

Over and above this, the authorization makes it possible, in case of a sale of the shares by offer to all shareholders, to partially exclude shareholders' pre-emptive rights in favour of holders of warrants, convertible bonds and convertible participatory rights. This has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced in accordance with the conditions of warrants and/or conversion for the holders of existing option rights and/or conversion rights.
In addition, the authorization makes it possible to use the shares as staff shares for employees and retired employees or to service option rights granted to employees. For these purposes, the company disposes over authorized and conditional capital and/or creates such capital together with the respective authorization. In part the possibility of a cash payment in connection with the granting of option rights is foreseen. The use of existing own shares instead of a capital increase or cash payment may make economic sense; the authorization is intended to increase the available scope in this respect. The situation is similar in cases where purchase rights or duties relating to shares of Deutsche Bank AG are granted to employees as an element of compensation. In this context, the price risk that might otherwise materialize can also be effectively controlled by the use of own shares purchased. The respective exclusion of shareholders' pre-emptive rights is also required for this use of purchased shares.

Finally, Management is also to be given the possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Stock Corporation Act with respect to the re-sale of the shares purchased on the basis of this authorization. This statutory possibility of excluding pre-emptive rights enables Management to take advantage of favourable stock market situations without delay and, by determining a price close to market, to obtain the highest possible issue price and thus to strengthen capital and reserves to the greatest extent possible. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The utilization of this possibility, also for own shares, enlarges the scope for strengthening capital, even at times when markets are not particularly receptive. The authorization ensures that, even together with the utilization of authorized capital, no more than 10 per cent of the share capital can be sold or issued subject to the exclusion of shareholders' pre-emptive rights on the basis of § 186 (3) sentence 4 Stock Corporation Act. Management will keep any mark-down on the stock market price as low as possible. It will probably be limited to a maximum of 3 per cent, but will not in any event exceed 5 per cent.

AD ITEM 14
REPORT OF THE MANAGEMENT BOARD TO THE GENERAL MEETING PURSUANT TO
§ 203 (2) SENTENCE 2 IN CONJUNCTION WITH § 186 (4) STOCK CORPORATION ACT

The authorization requested under Item 14 of the Agenda is intended to sustain and broaden the bank's equity capital base and replaces authorized capital which expired on April 30, 2007, in the amount of € 100 million with an otherwise almost identical structure. The availability of appropriate equity capital is the basis for the bank's business development. Even though the bank has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.

The authorization requested under Item 14 of the Agenda is intended to create authorized capital in the amount of € 85,000,000, in the utilization of which shareholders in principle have pre-emptive rights. The exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts while retaining a simple subscription ratio. This facilitates the processing of shareholders' pre-emptive rights. The exclusion of pre-emptive rights in favour of holders of option rights, convertible bonds and convertible participatory rights has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced for the holders of existing option rights, convertible participatory rights and/or convertible bonds in accordance with the respective conditions of options and conversion.

The additional possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Stock Corporation Act enables Management to exploit favourable stock market situations and, through pricing in conformity with market, to obtain the highest possible issue proceeds and thus the greatest possible strengthening of equity capital. Given the special capital adequacy requirements for banks, this is of great importance. The amount foreseen under this authorization is roughly 6.3 per cent of share capital and, in conjunction with the authorization pursuant to § 4 (10) (in future § 4 (9)) of the Articles of Association, exhausts almost the entire scope available pursuant to law. In the event of this possibility of increasing capital being used, Management will limit any mark-down on the issue price compared with the stock market price to a maximum of presumably 3 per cent, but at any event not more than 5 per cent.

PARTICIPATION IN THE GENERAL MEETING

The company's share capital presently amounts to € 1,345,158,581.74 and is divided up into 525,452,571 shares, of which, as things stand at present, after deduction of 21,788,649 own shares, 503,663,922 are eligible to vote at the General Meeting (the aforementioned figures relate to the point in time at which the Annual General Meeting was convened).

Pursuant to § 17 of the Articles of Association, shareholders who are recorded in the share register and notify their intention to participate by no later than May 21, 2007, either electronically via the Internet website specified in the letter to registered shareholders, or in writing to the following address or to another address specified by Deutsche Bank AG in connection with the announcement of the General Meeting, are entitled to participate in the General Meeting and to exercise their voting rights:

Deutsche Bank AG
Aktionärsservice
Postfach 94 00 03
69940 Mannheim
Federal Republic of Germany

Shareholders registered in the share register may also have their voting rights exercised by a representative with a written power of attorney, e.g. a bank or a shareholders' association. In this case, the representatives must be notified to the company in good time. A written power of attorney may also be evidenced by fax. Deutsche Bank AG reserves the right to request presentation of the original document in individual cases.

Deutsche Bank AG also offers its shareholders the possibility of being represented by employees of the company as their representatives at the General Meeting. In this case, powers of attorney and instructions can be issued either in writing or via the Internet. The details are given in the documents sent to shareholders.

Admission cards and voting cards will be issued to shareholders and representatives authorized to participate.

If you wish to receive documents or submit proposals for the General Meeting, please send your requests in this connection to the following address only:

Deutsche Bank AG
Corporate Secretariat
60262 Frankfurt am Main

Fax No. 069 910-34532

Shareholders' proposals which have to be made accessible will be published at the following Internet address without delay after their receipt:

www.deutsche-bank.com/general-meeting

This applies in particular to properly submitted counterproposals and election proposals which we receive by the end of May 9, 2007. Any comments by Management will also be published at the Internet address stated above.

Further information on the General Meeting can be found on the Internet at www.deutsche-bank.com/general-meeting.

Frankfurt am Main, March 2007

Deutsche Bank AG
The Management Board

**INFORMATION ON SUPERVISORY BOARD RELATIONSHIPS, REPORTABLE SHAREHOLDINGS
AND UNDERWRITING SYNDICATE**

§128 (2) sentence 8 Stock Corporation Act in the version valid since 2001 requires us to file the following, in part very technical sounding, information:

1. The members of the Supervisory Board of Deutsche Bank AG include seven employees of Deutsche Bank AG and two employees of Deutsche Bank Privat- und Geschäftskunden AG as representatives of the employees.

2. Members of the Management Board and/or employees of Deutsche Bank AG are members of the Supervisory Boards of the following German depositary banks:

   Deutsche Bank Privat- und Geschäftskunden AG
   Berliner Bank Beteiligungs AG
   norisbank GmbH

3. Shareholdings held by banks in Deutsche Bank AG and reportable pursuant to §21 Securities Trading Act have been notified to us as follows:

   UBS AG, Zürich: 3.12 %

4. The members of the most recent underwriting syndicate which also included participants from outside the Group (Reopening CHF 150 Mio. 2.5 % Notes 2006 – 2011) comprised the following banks:

   Deutsche Bank AG
   UBS AG
   ABN AMRO Bank N.V.
   Banque Cantonale Vaudoise
   Bank Julius Baer & Co Ltd.
   Bank Sarasin & Cie
   Bank Vontobel AG
   BNP Paribas (Suisse) S.A.
   Credit Suisse Group
   Lombard, Odier & Cie
   Pictet & Cie

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany
Telephone: +49 69 910-00
deutsche.bank@db.com

FINANCIAL CALENDAR

2007

May 8, 2007	Interim Report as of March 31, 2007
MAY 24, 2007	**Annual GeneralMeeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 25, 2007	Dividend payment
Aug 1, 2007	Interim Report as of June 30, 2007
Oct 31, 2007	Interim Report as of September 30, 2007

2008

Feb 7, 2008	Preliminary results for the 2007 financial year
Mar 26, 2008	Annual Report 2007 and Form 20-F
Apr 29, 2008	Interim Report as of March 31, 2008
May 29, 2008	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 30, 2008	Dividend payment
Jul 31, 2008	Interim Report as of June 30, 2008
Oct 30, 2008	Interim Report as of September 30, 2008